R. Michael McEntee Vice President and Chief Financial Officer

October 10, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington DC 20549-7010

Dear Sirs:

The following is in response to your letter of August 18, 2006:

Comment:

1.
Please revise MD&A in future filings to provide a more comprehensive discussion and analysis of the specific facts and circumstances that impacted your results of operations during the periods presented.  Revise future filings to quantify the impact of changes in volume and changes in prices on sales and to provide a more comprehensive discussion and analysis of operating income, including separate disclosures related to the reasons for changes in cost of products sold and selling, general and administrative expenses and the percentages of these costs relative to sales.

Response:

More expansive information including the requested information will be included in future filings of the MD&A.

Comment:

2.
It appears to us that your liquidity position may be deteriorating and the MD&A does not adequately disclose and discuss negative liquidity trends, their potential consequences and your plan to address them.  Please revise future annual and quarterly filings to:

▪
Address the potential implications and risks associated with: significant increases in short-term borrowings: limited amounts of available credit; negative working capital; and negative operating cash flows from continuing and discontinued operations;

▪	Disclose the most restrictive debt covenant and your compliance with them, quantified, to the extent possible;
▪	Discuss the potential consequences of the negative liquidity trends; and
▪
Discuss your plans to address the negative liquidity trends, including potential consequences if you are unable to reverse them.  Specifically address how you intend to fund the repayment of short-term borrowings due January 15, 2007.

Fansteel Inc hereby requests confidential treatment of this document as this document contains confidential and proprietary information and shall not be disclosed or published to any entity by the Securities and Exchange Commission.  Further, this document is not subject to disclosure under Freedom of Information Act (“FOIA”) and shall not be published pursuant to a FOIA request.

R. Michael McEntee Vice President and Chief Financial Officer

Response:

The concern regarding liquidity trends and resulting consequences have been addressed in the MD&A Liquidity and Capital Resources section with extensive analysis of risk and consequences identified.  Debt compliance referenced in the MD & A and  is fully disclosed in the notes to the financial statement, but can be duplicated as part of the MD&A in future filings.  The Company fully expects the secured loan to be renewed by the current lender or another lender and such information will be added to future filings.

Comment:

3.
In future filings, please expand your discussion of operating cash flows to explain the reasons for significant fluctuations in working capital items (i.e. accounts receivable, inventories and accounts payable) as applicable.  Please refer to Section IV.B of Release No. 33-8350, Interpretation – Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and the Results of Operation guidance.

Response:

While the Company believes extensive information regarding working capital items has been provided, more expansive information will be provided in future filings. The Company will review the guidance in Section IV.B of the Interpretive release on MD&A to ensure adequate disclosure is included in the MD&A.

Comment:

4.
Please revise your disclosures in future filings to provide a more comprehensive analysis and discussion of the significant estimates and assumptions you used to determine critical accounting estimates and, to extent applicable, the potential impact of different estimates and assumptions.  For example, revise your disclosures related to:

▪	Accounts receivable to disclose and discuss the significant allowance you recorded during 2004 and the significant reversal you recorded during 2005;
▪	Excess reorganization value to disclose and discuss the significant assumptions you used to determine no impairment and address and quantify the potential impact of different assumptions; and
▪	Environmental liabilities to disclose and discuss the significant assumptions underlying your obligations and quantify the potential impact of different assumptions.

Fansteel Inc hereby requests confidential treatment of this document as this document contains confidential and proprietary information and shall not be disclosed or published to any entity by the Securities and Exchange Commission.  Further, this document is not subject to disclosure under Freedom of Information Act (“FOIA”) and shall not be published pursuant to a FOIA request.

R. Michael McEntee Vice President and Chief Financial Officer

Response:

More expansive disclosure to the extent applicable will be provided to the information already disclosed, including information provided in the notes to the financial statements, in future filings. The Company believes quantification of “what if scenarios” of the possible impact of other assumptions has little utility and is beyond the resources of the Company.

Comment:

5.	Please revise future filings to disclose the amount of interest paid each period as required by paragraph 29 of SFAS 95, Statement of Cash Flows.

Response:

Interest paid will be disclosed as required by paragraph 29 of SFAS 95 on the Statement of Cash Flows in future filings.

Comment:

6.	Please revise future filings to add an accounting policy regarding your environmental remediation obligation and costs. See SOP 96-1, Environmental Remediation Liabilities, for guidance.

Response:

Disclosure of an accounting policy for environmental remediation will be added to the significant accounting policies note to the financial statements in future filings, providing the information described in SOP 96-1.

Comment:

7.
We note that you changed your method for valuing inventory from LIFO to FIFO on January 23, 2004.  Please supplementally tell us the reason for the change and why this method is preferable.  In addition, please tell us if a preferability letter was filed as required by Exhibit 601 (B) (18) of Regulation S-K or if not, why not.

Response:

We emerged from bankruptcy on January 23, 2004 and applied Statement of Position 90-7 “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”.  Under SOP 90-7 we adopted fresh-start accounting.  Under fresh-start accounting the value of the entity is allocated to the entity’s assets in conformity with the procedures specified by FASB Statement No. 141, Business Combinations.  Paragraph 40 and footnote 2 to paragraph 40 of SOP 90-7 further states, “Fresh-start financial statements prepared by entities emerging from Chapter 11 will not be comparable with those prepared before their plans were confirmed because in effect they are those of a new entity.  Thus, comparative financial statements that straddle a confirmation date should not be presented. The SEC and other regulatory agencies may require the presentation of predecessor financial statements.  However, such presentations should not be viewed as a continuum because the financial statements are those of a different reporting entity and are prepared using a different basis of accounting, and therefore are not comparable.  Attempts to disclose and explain exceptions that affect comparability would likely result in reporting that is so unwieldy it would not be useful.”

Fansteel Inc hereby requests confidential treatment of this document as this document contains confidential and proprietary information and shall not be disclosed or published to any entity by the Securities and Exchange Commission.  Further, this document is not subject to disclosure under Freedom of Information Act (“FOIA”) and shall not be published pursuant to a FOIA request.

R. Michael McEntee Vice President and Chief Financial Officer

We did not file a preferability letter as required by Exhibit 601(B) (18) of Regulation S-K because the fresh-start financials were in essence those of a new entity and we did not believe a preferability letter was required under those circumstances.

Comment:

8.	In regards to your bankruptcy proceedings and discontinued operations, please address the following:
▪
Explain to us the structure of and your accounting for the special purpose subsidiaries you formed pursuant to the bankruptcy plan and help us understand your obligations and their obligations related to environmental matters, including when and how the amounts of contingent notes will be determined and who will be liable;

▪	Explain to us how each of the activities you record in discontinued operations meet the requirements of paragraph 41 of SFAS 144;
▪	Provide us a roll-forward of the environmental liabilities during the periods presented;
▪	Tell us how you determined the timing of the cash payments of the environmental liabilities to calculate their present value;
▪	Tell us what is included in operating cash flows from discontinued operations during each period presented;
▪	Tell us where the payments related to the notes to the EPA and the PBGC are reflected in your statement of cash flows; and
▪
Tell us the nature of the specific assets and liabilities related to discontinued operations.  We note that the segment note in your Form 10Q for the fiscal quarter ended June 30, 2006 identified discontinued operation assets of $5,139,583 at December 31, 2005.  Explain to us how your balance sheet presentation complied with paragraph 46 of SFAS 144.

Response:
▪
Pursuant to the Reorganization Plan, which is discussed in great detail in Item 1 – Business beginning on page 3 through page 5 of the Form 10-K and further in Item 8- Financial Statements and Supplementary Data, Note 3 beginning on page 34 through page 35 of the 10K, special purpose subsidiaries were formed for the sole purpose to meet the obligations of environmental remediation and to perform such remedial actions with respect to certain properties. Fansteel’s obligation is to fund the inter-company notes between the parent and the 100% owned special purpose subsidiaries that were established as part of the bankruptcy reorganization.

Fansteel Inc hereby requests confidential treatment of this document as this document contains confidential and proprietary information and shall not be disclosed or published to any entity by the Securities and Exchange Commission.  Further, this document is not subject to disclosure under Freedom of Information Act (“FOIA”) and shall not be published pursuant to a FOIA request.

R. Michael McEntee Vice President and Chief Financial Officer

▪
The activities included in discontinued operations are activities of closed or sold former operations and activities of the special purposes entities established to perform environmental remediation at former operations.  These operations are clearly distinguished operationally and for financial reporting purposes from the rest of the entity as required by paragraph 41 of SFAS 144.  None of the activities included in discontinued operations relate to activities that are currently ongoing operations.

▪	Please see attached schedule for a roll-forward of the environmental liabilities (Schedule A).
▪
The Company emerged from bankruptcy on January 23, 2004.  The Company was required to present “fresh start” financial statements.  As part of fresh start accounting, all long-term liabilities were required to be presented at their discounted value.  The Company discounted the estimated payments for all long-term liabilities as of the January 23, 2004 Balance Sheet.  Fresh start accounting does not allow restatement in future periods for the discount recognized at the time of emergence from bankruptcy.  Since that time the Company records accretion of the long-term liability original discount.

▪	Please see attached schedule of cash flows from discontinued operations (Schedule B).
▪
The payments to the PBGC and the EPA are included in the Cash Flows from Discontinued Operations.  The payments to the PBGC are included under financing cash flows as part of long-term debt.  Payments to the EPA are included under operating activities as environmental remediation payments, which are the operating activities of the special purpose subsidiaries.

▪
Please see the attached balance sheet for discontinued operations for the specific assets and liabilities related to special purpose entities FMRI and FLRI and former operations Washington Mfg and North Chicago (Schedule C).  The property held for sale is shown as a separate line item under Other Assets on the Consolidated Balance Sheet (Form 10-K page 26).   This line item initially related to three properties held for sale of special purpose subsidiaries.  Due to environmental issues, these properties may take more than a year to sell.  Two of the three properties have been sold so far.

Comment:

9.
Please tell us whether it is reasonably possible that you will incur material environmental remediation costs in excess of amounts accrued.  If additional material losses are reasonable possible, tell us, and revise future filings to disclose, the range of reasonable possible additional losses.

Response:

Environmental liabilities as shown on the balance represent the anticipated estimated future costs based on currently available facts, results of environmental studies and testing, presently enacted regulations and agreements specified in the bankruptcy confirmation.  These costs were extensively reviewed by third parties as part of the bankruptcy confirmation order.  As such the estimates relate to specifically approved plans and do not have a range of possibilities. Actual costs to be incurred in future periods may still vary from the estimates. The Company continually reassesses the impact of these environmental matters and would adjust disclosures as needed.

Fansteel Inc hereby requests confidential treatment of this document as this document contains confidential and proprietary information and shall not be disclosed or published to any entity by the Securities and Exchange Commission.  Further, this document is not subject to disclosure under Freedom of Information Act (“FOIA”) and shall not be published pursuant to a FOIA request.

R. Michael McEntee Vice President and Chief Financial Officer

Comment:

10.	Please tell us, and clarify in future filings, if your balance sheets include any receivables representing anticipated insurance recoveries.

Response:

Conditions for set-off of recoveries do not exist.  Therefore, in accordance with SOP 96-1, there are no future insurance recoveries included as net amounts in the environmental liabilities or any insurance receivables included on the balance sheet.  Insurance recoveries are not recorded until a settlement is received.  This disclosure will be added to future filings.

Comment:

11.
Since disbursements for your environmental remediation activities are expected to continue over the long-term, please tell us, and disclose in future filings, estimated remediation payments for each of the next five years.

Response:

The information is already included under Contractual Obligations on page 24 of the Form 10K, page 19 of the Form 10Q for the Fiscal Quarter Ended March 31, 2006 and page 22 of the Form 10Q for the Fiscal Quarter Ended June 30, 2006.

Comment:

12.	In light of the extended time period that the Lexington facility has been held for sale, please tell us, and revise future filings to clarify, how you concluded that the carrying value is recoverable.

Response:

The carrying value is based on a third party appraisal of the property, excluding environmental remediation costs, and discounted for estimated selling cost.  While prospective buyers have expressed interest, final approval by the regulatory agencies of the remediation methods has not been received, resulting in hesitation to purchase.  The Company has been successful in disposing of two other such properties that were further in the regulatory approval process in the last two years at amounts that approximated carrying value.

Fansteel Inc hereby requests confidential treatment of this document as this document contains confidential and proprietary information and shall not be disclosed or published to any entity by the Securities and Exchange Commission.  Further, this document is not subject to disclosure under Freedom of Information Act (“FOIA”) and shall not be published pursuant to a FOIA request.

R. Michael McEntee Vice President and Chief Financial Officer

Comment:

13.	Please provide us copies of the internal reports your CODM uses to manage and operate your business.

Response:

Attached are copies of the format of the monthly reporting supplied to the CODM that is used to manage and operate the business (Schedule D).  Our current segments are a continuation of the segment reporting before the Company filed for bankruptcy protection.  Segments were established based on products, customers, distribution channels, legal entities and management structure.  Upon emergence, the segments were reduced from three to two as one segment, Industrial Tools, was sold or closed.  The Advanced Structures segment initially included three operating facilities, but now has only one facility.  The Industrial Metal Components segment was originally three facilities and is now two.

Based on the size of the Company and the current management structure, there is a strong position that the Company is now only one business segment.  The Company may consider changing segment reporting in future filings.

In connection with responding to these comments, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

R. Michael McEntee
Fansteel Inc
570 Lake Cook Road, Suite 200
Deerfield IL. 60015

Phone: 847-689-4900 ext 200
Fax: 847-689-0307

Fansteel Inc hereby requests confidential treatment of this document as this document contains confidential and proprietary information and shall not be disclosed or published to any entity by the Securities and Exchange Commission.  Further, this document is not subject to disclosure under Freedom of Information Act (“FOIA”) and shall not be published pursuant to a FOIA request.

Schedule A - Environmental Liabilities

Fansteel Inc.
Item 8 - Note 6 Discontinued Operations including Certain Environmental Remediation
Roll-forward of environmental liabilities

	FMRI		FLRI		NCI
	Gross	Net	Gross	Net	Gross	Net

Fresh Start Adjustment 1/23/04	(35,522,029)	(16,006,873)	(1,780,000)	(1,234,995)	(2,170,000)	(1,716,258)
Payments	1,438,633	1,438,633	179,656	179,656	183,850	183,850
Accretion of Interest Discount		(2,163,825)	0	(139,554)	0	(193,938)
Change in Decommissioning Trust		38,946	na	na	na	na
12/31/04 Balance	$(34,083,396)	$(16,693,119)	$(1,600,344)	$(1,194,893)	$(1,986,150)	$(1,726,346)

Payments	1,602,267	1,602,267	280,113	280,113	428,625	428,625
Accretion of Interest Discount	0	(2,250,138)	0	(149,674)	0	(162,367)
Close North Chicago	na	na	na	na	1,116,801	1,116,801
12/31/05 Balance	$(32,481,129)	$(17,340,990)	$(1,320,231)	$(1,064,454)	$(440,724)	$(343,287)

Payments	764,871	764,871	22,630	22,630	112,416	112,416
Accretion of Interest Discount		(561,130)	0	(37,399)	0	(13,010)
3/31/06 Balance	$(31,716,258)	$(17,137,249)	$(1,297,601)	$(1,079,223)	$(328,308)	$(243,881)

Payments	463,325	463,325	30,938	30,938	2,074	2,074
Accretion of Interest Discount	0	(567,364)	0	(37,813)	0	(13,153)
Change in Decommissioning Trust	69,974	69,974	na	na	na	na
6/30/06 Balance	$(31,182,959)	$(17,171,314)	$(1,266,663)	$(1,086,098)	$(326,234)	$(254,960)

Fansteel Inc.
Item 8 - Note 9 Other Environmental Remediation
Roll-forward of environmental liabilities

	Wellman		Wellman		Wellman
	Gross - RCRA	Net-RCRA	Gross - Thorium	Net-Thorium	Gross - Landfill	Net-Landfill

Fresh Start Adjustment 1/23/04	(2,147,000)	(1,505,452)	(1,075,000)	(379,074)	(1,166,000)	(399,712)
Payments	60,541	60,541	0	0	0	0
Accretion of Interest Discount	0	(170,115)	0	(42,834)	0	(45,166)
12/31/04 Balance	$(2,086,459)	$(1,615,026)	$(1,075,000)	$(421,908)	$(1,166,000)	$(444,878)

Payments	7,370	7,370	0	0	0	0
Accretion of Interest Discount	0	(171,485)	0	(45,529)	0	(50,271)
12/31/05 Balance	$(2,079,088)	$(1,779,141)	$(1,075,000)	$(467,437)	$(1,166,000)	$(495,149)

Payments	157	0	0	0	0	0
Accretion of Interest Discount	0	(45,040)	0	(12,668)	0	(13,988)
3/31/06 Balance	$(2,078,931)	$(1,824,181)	$(1,075,000)	$(480,105)	$(1,166,000)	$(509,137)

Payments	10,623	10,779	0	0	0	0
Accretion of Interest Discount	0	(44,426)	0	(12,669)	0	(13,988)
6/30/06 Balance	$(2,068,308)	$(1,857,828)	$(1,075,000)	$(492,774)	$(1,166,000)	$(523,125)

Schedule B - Discontinued Operations Cash Flow

Fansteel Inc.
Item 8 - Note 6 Discontinued Operations including Certain Environmental Remediation
Statement of Cash Flows
Discontinued Operations

	12 Months Ended 12/31/05	3 Months Ended 3/31/06	6 months Ended 6/30/06

Cash Flows from Operating Activities
Net Income (Loss)	$(2,279,295)	$(821,098)	$(1,843,466)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	31,424	7,860	15,720
Accretion of discount	3,134,066	747,590	1,503,482
Change in assets and liabilities:
(Increase) in accounts receivable	(377,152)	(37,500)	(75,000)
Decrease (increase) in other assets-current	6,602	(152)	15
Increase (decrease) in accounts payable and accrued liabilities	(517,989)	74,009	142,121
(Decrease) in other liabilities	(2,811,266)	(899,917)	(1,466,226)
Net cash used in operating activities	(2,813,610)	(929,208)	(1,723,354)

Cash Flows from Investing Activities
Proceeds from sale of property, plant and equipment	1,400,000	0	0
Net cash provided by investing activities	1,400,000	0	0

Cash Flows from Financing Activities
Payments on long-term debt	0	(750,000)	(750,000)
Net cash used in financing activities	$0	$(750,000)	$(750,000)

Total Cash Flows of Discontinued Operations	$(1,413,610)	$(1,679,208)	$(2,473,354)

Schedule C - Discontinued Operations Balance Sheet

Fansteel Inc. - Discontinued Operations
Item 8 - Note 6 Discontinued Operations including Certain Environmental Remediation
Balance Sheet

ASSETS	12/31/05	3/31/06	6/30/06	LIABILITIES	12/31/05	3/31/06	6/30/06
Current Assets				Current Liabilities
Cash & cash equivalents	$2,210,145	$1,574,320	$1,804,111	Accounts payable & accrued liabilities	115,307	189,316	257,428
Other notes & accounts receivables	377,152	414,652	452,152	Total Current Liabilities	115,307	189,316	257,428
Other assets - current	12,316	12,468	12,301
Total Current Assets	2,599,613	2,001,440	2,268,564
				Inter-Company Control Account	(19,782,752)	(20,135,251)	(19,902,374)
Other Assets - Long Term
Property held for sale	1,327,500	1,327,500	1,327,500	Other Liabilities
Total Other Assets - Long Term	1,327,500	1,327,500	1,327,500	Disc opers & env remed	18,791,732	18,503,354	18,555,375
				Total Other Liabilities	18,791,732	18,503,354	18,555,375
Property, Plant, and Equipment
Land	167,000	167,000	167,000	Shareholder's Equity
Buildings	1,828,205	1,828,205	1,828,205	Capital in excess of par value	7,029,210	7,029,210	7,029,210
Subtotal Property, Plant & Equipment	1,995,205	1,995,205	1,995,205	Accumulated Deficit	(1,013,914)	(1,053,079)	(1,146,825)
Less accumulated depreciation	782,735	790,595	798,455
Net Property, Plant & Equipment	1,212,470	1,204,610	1,196,750	Total Shareholders' Equity	6,015,296	5,976,131	5,882,385

TOTAL ASSETS	$5,139,583	$4,533,550	$4,792,814	TOTAL LIABILITIES & EQUITY	$5,139,583	$4,533,550	$4,792,814

Schedule D - Monthly Reporting Format

Format of the monthly report supplied to the CODM is attached.

Fansteel Inc hereby requests confidential treatment of this document as this document contains confidential and proprietary information and shall not be disclosed or published to any entity by the Securities and Exchange Commission. Further, this document is not subject to disclosure under Freedom of Information Act ("FOIA") and shall not be published pursuant to a FOIA request.

FANSTEEL INC

Consolidated
2006
(000's)

		Better (Worse)		Six	Better (Worse)
	June	Budget	Prior Year	Months	Budget	Prior Year
Continuing Operations
Net Sales
% change

Income (Loss) Before Taxes
% to sales

Discontinued Operations

Income (Loss) Before Taxes

Consolidated
Net Income (Loss)
Per Share

EBITDA

Cash Flow (excluding borrowing)
Continuing operations
Discontinued operations

Capital Expenditures
% to sales

Orders
% change

Backlog
% change

Sales per Employee

Headcount
Hourly
Salaried
Total

Note: Discontinued Operations includes Washington Mfg, the SPE's and retained employee benefits for Hydro Carbide, California Drop Forge, VR/Wesson Plantsville and VR/Wesson Lexington.

Financial Report for June 2006 - Consolidated

•	Sales for the Month

•

•

•

•	Profitability for the Month

•

•

•

•

•	Year-to-Date Sales

•
•

•	Year-to-Date Profits

•	EBITDA

•

•

•	Cash Flow

•

•

•

•

•

•

•

•	Orders and Backlog

•

•

•	Other Items

•

FANSTEEL INC

Advanced Structures - Wellman Dynamics
2006		Better (Worse)		Six	Better (Worse)
(000's)	June	Budget	Prior Year	Months	Budget	Prior Year
Net Sales
% change

Income Before Taxes
% to sales

EBITDA

Cash Flow
% to sales

Capital Expenditures
% to sales

Orders
change

Backlog
% change

Sales per Employee

Headcount
Hourly
Salaried
Total

Financial Report for June 2006 - Wellman

•	Sales for the Month

•

•

•	Profitability for the Month

•

•

•

•

•

•	Year-to-Date Sales

•

•

•

•

•	Year-to-Date Profits

•	EBITDA

•

•	Cash Flow

•

•

•

•

•

•	Orders and Backlog

•

•

•

•

•

•	Other Items

FANSTEEL INC

Industrial Metal Components - American Sintered Tech
2006		Better (Worse)		Six	Better (Worse)
(000's)	June	Budget	Prior Year	Months	Budget	Prior Year

Net Sales
°A) change

Income Before Taxes
% to sales

EBITDA

Cash Flow
to sales

Capital Expenditures
( 'A) to sales

Orders
( 'A) change

Backlog
( 'A) change

Sales per Employee

Headcount
Hourly
Salaried
Total

Financial Report for June 2006 — American Sintered Technologies

•	Sales for the Month

•

•

•

•	Profitability for the Month

•

•	Year-to-Date Sales

•

•

•

•

•

•	Year-to-Date Profits

•	EBITDA

•

•	Cash Flow

•

•

•

•

•

•

•	Orders and Backlog

•

•

•

•

•	Other Items

FANSTEEL INC

Industrial Metal Components - Intercast
2006		Better (Worse)		Six	Better (Worse)
(000's)	June	Budget	Prior Year	Months	Budget	Prior Year
Net Sales
% change

Income Before Taxes
% to sales

EBITDA

Cash Flow
% to sales

Capital Expenditures
% to sales

Orders
change

Backlog
% change

Sales per Employee

Headcount
Hourly
Salaried
Total

Financial Report for June 2006 - Intercast

•	Sales for the Month

•

•

•

•	Profitability for the Month

•

•

•

•

•	Year-to-Date Sales

•

•

•	Year-to-Date Profits

•

•

•

•	EBITDA

•	Cash Flow

•

•	Orders and Backlog

•

•

•

•	Other Items

FANSTEEL INC.
Comparative Consolidated Statement of Income (Loss)

Month of June
	Budget - 2006 (000's Omitted)		Actual - 2006		Actual - 2005
	Amount	% Net Sales	Amount	% Net Sales	Amount	% Net Sales

Gross Sales
Less: Defective mat'l returned
Sales allowances
Cash discounts
Total sales deductions

Net Sales

Cost of Sales

Gross Profit

Selling, General & Admin. Expense
Selling expense
General & Admin. expense
Environmental remediation
Total S G & A and Environ. Expense

Operating Income

Other Income (Expense)

Income (Loss) from Continuing Operations Before Reorg Costs
Bankruptcy Reorganization Costs

Income (Loss) Before Taxes from Continuing Operations
Provision for Taxes

Net Income from Continuing Operations
Discontinued Operations - Net

Net Income

Per Weighted Average Share:
Continuing Operations
Discontinued Operations
Net Income

Weighted Average Shares Outstanding

Depreciation and Amortization Expense

FANSTEEL INC.
Comparative Consolidated Statement of Income (Loss)

For the Six Months Ended June 30,
	Budget - 2006 (000's Omitted)		Actual - 2006		Actual - 2005
	Amount	% Net Sales	Amount	% Net Sales	Amount	% Net Sales

Gross Sales
Less: Defective mat'l returned
Sales allowances
Cash discounts
Total sales deductions

Net Sales

Cost of Sales

Gross Profit

Selling, General & Admin. Expense
Selling expense
General & Admin. expense
Environmental remediation
Total S G & A and Environ. Expense

Operating Income

Other Income (Expense)

Income (Loss) from Continuing Operations Before Reorg Costs
Bankruptcy Reorganization Costs

Income (Loss) Before Taxes from Continuing Operations
Provision for Taxes

Net Income from Continuing Operations
Discontinued Operations - Net

Net Income

Per Weighted Average Share:
Continuing Operations
Discontinued Operations
Net Income

Weighted Average Shares Outstanding

Depreciation and Amortization Expense

FANSTEEL INC.
Consolidated Balance Sheet

	June 30,	Increase (Decrease) From
Assets	2006	Prior Month	Year-to-Date	Prior Year

Current Assets
Cash and cash equivalents
Restricted cash
Receivables:
Customer, net of doubtful account reserve of $180,905
Other
Income tax refund receivable
Net receivables
Inventories:
Raw material
Work-in-process
Supplies
Finished goods -
Finished inventory
Consigned inventory
Sub-total Finished Goods
Gross inventory
Less: LIFO reserve
Total inventories
Other assets - current
Total current assets

Other Assets
Reorganization value in excess
Property held for sale
Other
Total other assets

Property , Plant and Equipment
Land
Buildings
Machinery and equipment

Less: Accum. depreciation and amort.
Net property, plant and equip.

Total Assets

FANSTEEL INC.
Consolidated Balance Sheet

	June 30,	Increase (Decrease) From
Liabilities & Shareholders' Equity	2006	Prior Month	Year-to-Date	Prior Year

Current Liabilities
Short-term borrowings
Current portion of long-term debt
Accounts payable
Accrued liabilities
Accrued income taxes
Dividends payable
Total current liabilities

Long-Term Debt

Other Liabilities
Disc. operations and environ. remediation
Deferred income taxes
Long-term pension liability
Total other liabilities

Shareholders' Equity
Common stock par value $.01 per share Authorized 3,420,000 shares; Issued and outstanding 3,420,000 shares
Capital in excess of par value
Equity - unearned compensation
Minimum pension liability adjustment
Foreign currency translation adjustment
Retained earnings
Total shareholders' equity

Total Liabilities and Shareholder's Equity

FANSTEEL INC.
Summary of Changes in Financial Position

		Six Months
	Month of	Ended
	June 30,	June 30,
	2006	2006

Beginning Cash

Sources of Funds
From Operations
Income (Loss) Before Taxes
Depreciation & Amortization
Proceeds from Assets Held for Sale

Fixed Asset Disposals

Other Current Working Capital Changes:
Accounts Receivable
Net Inventories
Prepaid Expenses
Payables and Accruals
Total Other Working Capital. Changes

Long-Term Borrowing
Other Items

Net Funds Provided

Application of Funds
Capital Expenditures
Dividend Payments
Tax Payments (Refunds)
Reduction of Debt
Fresh Start Accounting Adjustments
Total Funds Applied

Change in Cash
Continuing Operations
Discontinued Operations
Total

Ending Cash

Cash Flow Excluding Debt

Continuing Operations
Discontinued Operations
Total

FANSTEEL INC.
Comparative Summary of Sales
Month of June 2006
(000's)

Better (Worse) Than
	Actual	Budget	Prior Month	Prior Year

Advanced Structures
Wellman Dynamics

Industrial Metal Components
AST
Intercast
Elimination

Inter-Co Elimination

Net Sales

FANSTEEL INC.
Comparative Summary of Sales
For the Six Months Ended June 30,
(000's)

Better (Worse) Than
Prior
	Actual - 2006	Budget	Year

Advanced Structures
Wellman Dynamics

Industrial Metal Components
AST
Intercast
Elimination

Inter-Co Elimination

Net Sales

FANSTEEL INC.
Comparative Summary of Income
Month of June 2006
(000's)

Better (Worse) Than
			Prior	Prior
	Actual	Budget	Month	Year

Advanced Structures
Wellman Dynamics

Industrial Metal Components
AST
Intercast

Corporate

Continuing Operations

Discontinued Operations

Net Income (Loss)

FANSTEEL INC.
Comparative Summary of Income
For the Six Months Ended June 30,
(000's)

Better (Worse) Than
Prior
	Actual - 2006	Budget	Year

Advanced Structures
Wellman Dynamics

Industrial Metal Components
AST
Intercast

Corporate

Continuing Operations

Discontinued Operations

Net Income (Loss)

FANSTEEL  INC.
Summary of Unfilled Orders

As of
	June 30,	Better/(Worse) Than
	2006	Prior Month	Year-to-Date	Prior Year

Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast
Interplant Elimination
Total Industrial Metal Components

Intracompany Elimination

Fansteel Inc.

Fansteel Inc.
Summary of Orders

Month of June
	Actual 2006	Actual 2005	Better/(Worse) Than
Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast
Interplant Elimination
Total Industrial Metal Components

Intracompany Elimination

Fansteel Inc.

Fansteel Inc.
Summary of Orders

For the Six Months Ended June 30,
	Actual 2006	Actual 2005	Better/(Worse) Than
Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast
Interplant Elimination
Total Industrial Metal Components

Intracompany Elimination

Fansteel Inc.

FANSTEEL INC.
Statement of Gross Inventories

Gross Inventory
	June 30,	Better/(Worse) Than
	2006	Budget	Prior Month	Year-to-Date	Prior Year

Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast
Total Industrial Metal Comp.

Continuing Operations

Discontinued

Fansteel Inc.

Inventory Turns
	June 30,	Better/(Worse) Than
	2006	Budget	Prior Full Yr

Advanced Structures
Wellman Dynamics

Industrial Metal Components
American Sintered Technologies
Intercast

FANSTEEL INC.
Statement of Customer Accounts Receivable

Customer Accounts Receivable
	June 30,	Better/(Worse) than
	2006	Budget	Prior Month	Year-to-Date	Prior Year

Advanced Structures
Wellman Dynamics
Total Advanced Structures

Industrial Metal Components
American Sintered Technologies
Intercast
Total Industrial Metal Comp.

Continuing Operations

Discontinued

Fansteel Inc.

Days Outstanding
	June 30,	Better/(Worse) Than
	2006	Budget	Prior Full Yr

Advanced Structures
Wellman Dynamics

Industrial Metal Components
American Sintered Technologies
Intercast